Exhibit 99.2

CRH MEDICAL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

The following management discussion and analysis (“MD&A”) should be read in conjunction with CRH Medical Corporation’s (the “Company” or “CRH”) unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2017 and 2016 and the annual consolidated financial statements and the corresponding notes thereto for the year ended December 31, 2016. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Unless otherwise specified, all financial data is presented in United States dollars. This MD&A is as of November 1, 2017.

Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements within the meaning of applicable securities legislation concerning profitability; growth strategies; anticipated trends in our industry; our future financing plans; our anticipated needs for working capital and other events or conditions that may occur in the future. These forward-looking statements may include statements regarding perceived merit of our products and services, budgets, capital expenditures, operating costs, cash flow estimates and similar statements relating to our products, services, timelines, strategic plans, including our plans and expectations relating to the CRH O’Regan System, our anesthesiology operations, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; our anticipated needs for working capital; and other events or conditions that may occur in the future. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

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Forward-looking statements are based on a number of assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors and material assumptions include, among others: our need to raise additional capital to fund future operations; risks related to various restrictive covenants and events of default under our credit facilities; risks associated with incurring substantially more debt, which could further exacerbate the risks associated with increased leverage; the risk of ASCs or other customers terminating or choosing not to renew their agreements; the Centers for Medicare & Medicaid Services (“CMS”) may review and reduce the reimbursement of anesthesia procedure codes relevant to GI procedures; the risk of a significant number of our affiliated physicians leaving our affiliated ASCs; the ability to enforce the non-competition and other restrictive covenants in our agreements; risks related to changing regulations or regulatory interpretations; the ability to successfully recruit and retain qualified anesthesiologists or other independent contractors; risks related to failure to manage third-party service providers; the continuing development of our products and provision of our services depends upon us maintaining strong relationships with physicians; the ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances, which could result in unforeseen operating difficulties and expenditures or require significant management resources and significant charges; our senior management has been key to our growth, and we may be adversely affected if we lose any member of our senior management; the ability to effectively undertake or manage our growth initiatives; risks associated with the failure to manage growth; patient Protection and Affordable Care Act (“ACA”) reform in the United States may have an adverse effect on our business, financial conditions, results of operations and cash flows and the trading price of our securities; changing legislative and regulatory requirements and healthcare spending and pricing pressures may adversely affect our business; the policies of health insurance carriers may affect the amount of revenue the Company receives; risks associated with operating in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; competition in our industry; unfavorable changes or conditions could occur in the states where our operations are concentrated; changes in federal or state laws, rules, regulations, or interpretations of such federal or state laws, rules or regulations, which may require the Company to redeem our physician partners’ ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offenses and potential sanctions; the risk that government authorities or other parties may assert that our business practices violate antitrust laws; risks associated with significant price and volume fluctuations of our common shares; risks related to losing our foreign private issuer status under United States federal securities laws; significant shareholders of the Company could influence our business operations and sales of our shares by such significant shareholders could influence our share price; anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders; continuing unfavorable economic conditions could have an adverse effect on our business; changes in the medical industry and the economy may affect the Company’s business; income tax audits and changes in our effective income tax rate could affect our results of operations; our dependence on suppliers could have a material adverse effect on our business, financial condition and results of operations; health and safety risks in our industry; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance, recalls and other liabilities, which may adversely affect our operations; various risks associated with governmental investigations into marketing and other business practices in our industry; the risk of regulatory investigations, claims, lawsuits, and other proceedings; the risk that we are unable to adequately protect or enforce our intellectual property; the Company’s ability to successfully market its products and services; risks related to evolving regulation of corporate governance and public disclosure; risks related to criminal or civil sanctions in connection with a failure to comply with privacy regulations regarding the use and disclosure of patient information; the risk that our employees and third-party contractors may not appropriately record or document services that they provide; write-offs of intangible assets; exposure to adverse movements in foreign currency exchange rates; risks associated with the failure of our employees and business partners to appropriately secure and protect confidential information in their possession; dependence on complex information systems; and, conflicts of interest arising among the Company’s officers and directors as a result of their involvement with other companies. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this report and elsewhere. For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's annual information form which is available on SEDAR at www.sedar.com.

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OVERVIEW

CRH Medical Corporation (“CRH”) is a North American company focused on providing gastroenterologists (“GI’s”) with innovative services and products for the treatment of gastrointestinal (“GI”) diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC (“GAA”), which provides anesthesia services for patients undergoing endoscopic procedures. CRH has complemented this transaction with fourteen additional acquisitions of GI anesthesia companies since GAA.

According to the Centers for Disease Control and Prevention (“CDS”), colorectal cancer is the second leading cause of cancer-related deaths in the United States and recent research indicates that the incidence of colon cancer in young adults is on the rise. The CDS has implemented campaigns to raise awareness of GI health and drive colorectal cancer screening rates among at risk populations. Colon cancer is treatable if detected early and screening colonoscopies are the most effective way to detect colon cancer in its early stages. Anesthesia-assisted endoscopies are the standard of care for colonoscopies and upper endoscopies.

CRH’s goal is to establish itself as the premier provider of innovative products and essential services to GI’s throughout the United States. The Company’s CRH O’Regan System distribution strategy focuses on physician education, patient outcomes, and patient awareness. The O’Regan System is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV. CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians, GI anesthesia revenue, equity financings, debt financings and a revolving and term credit facility. The Company’s ability to maintain the carrying value of its assets is dependent on successfully marketing its products and services, obtaining reasonable rates for anesthesia services and maintaining future profitable operations, the outcome of which cannot be predicted at this time. The Company has also stated its intention to acquire or develop additional GI anesthesia businesses. In the future, it may be necessary for the Company to raise additional funds for the continuing development of its business plan, including additional acquisitions.

For further information about CRH Medical Corporation, including the Company’s Annual Information Form, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at ir@crhmedcorp.com.

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SELECTED IFRS FINANCIAL INFORMATION

	Q3 2017	YTD 2017	Q3 2016	YTD 2016

Anesthesia services revenue	$20,480,288	$59,510,491	$19,446,645	$44,813,732
Product sales revenue	2,864,742	8,428,735	2,661,492	7,718,797
Total revenue	23,345,030	67,939,226	22,108,137	52,532,529

Total operating expenses, including:	19,693,388	55,603,897	15,513,604	36,950,838
Depreciation and amortization expense	5,918,773	16,610,537	4,742,354	10,187,781
Stock based compensation expense	967,686	2,655,173	297,729	851,288

Operating income	3,651,642	12,335,329	6,594,533	15,581,691

Net and comprehensive income	$3,447,889	$7,369,880	$5,025,521	$9,722,146
Attributable to:
Shareholders of the Company	2,228,486	3,276,711	2,869,515	7,094,285
Non-controlling interest[1]	1,219,403	4,093,169	2,156,006	2,627,861

Earnings (loss) per share attributable to shareholders:
Basic	$0.030	$0.044	$0.040	$0.099
Diluted	$0.030	$0.043	$0.039	$0.096

Total assets	$208,801,515	$208,801,515	$167,819,365	$167,819,365
Total non-current liabilities	$75,639,718	$75,639,718	$59,951,271	$59,951,271
Total liabilities	$84,897,669	$84,897,669	$74,503,905	$74,503,905

NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Adjusted operating EBITDA and Adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

SELECTED FINANCIAL INFORMATION – NON-IFRS MEASURES

	Q3 2017	YTD 2017	Q3 2016	YTD 2016

Total Adjusted operating expenses[2]	$12,450,936	35,767,285	$10,452,800	$25,542,794

Adjusted operating EBITDA[3] – non-controlling interest[1]	3,118,745	9,325,151	2,533,055	4,900,000
Adjusted operating EBITDA[3] - shareholders of the Company	7,775,349	22,846,790	9,122,282	22,089,735
Adjusted operating EBITDA[3] - total	$10,894,094	32,171,941	$11,655,337	$26,989,735

[1]	Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.
[2]	Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
[3]	Adjusted operating EBITDA: This is a non-IFRS measure defined as operating income before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

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RECENT EVENTS

In June 2017, the Company amended its Scotia Facility to provide financing of up to $100,000,000, from $55,000,000, via a revolving and term facility. In conjunction with the amendment to the Scotia Facility, the company repaid and extinguished its Crown note, consolidating all of the Company’s debt facilities into one.

The increase in the Scotia Facility has aided in facilitating the Company’s goal of consolidating the highly fragmented gastroenterology anesthesia provider business by enabling the Company to complete an additional four acquisitions in the third quarter of 2017 on top of the two acquisitions completed earlier in the year. Acquisitions completed in 2017 are highlighted below, along with recent events impacting the Company:

Alamo Sedation Associates, LLC (“ASA”) – September 2017

On September 28, 2017, a subsidiary of the Company entered into an asset purchase agreement to acquire 100% of certain assets of an anesthesia services provider in Texas. The purchase consideration, paid via cash, for the acquisition was $3,500,000.  The preliminary estimate of the fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $3,500,000.

Raleigh Sedation Associates, LLC (“RSA”) – September 2017

On September 21, 2017, a subsidiary of the Company entered into an agreement of contribution, merger and sale to acquire a 51% interest in Raleigh Sedation Associates, LLC (“RSA”) and Blue Ridge Sedation Associates, PLLC (“BRSA”). In combination, these entities provide gastroenterology anesthesia services in North Carolina.  The purchase consideration, paid via cash, for the acquisition of the Company’s 51% interest was $7,248,960.  The preliminary estimate of the fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $14,213,647.

Central Colorado Anesthesia Associates, LLC (“CCAA”) – September 2017

On September 11, 2017, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire a 51% interest in Central Colorado Anesthesia Associates, LLC (“CCAA”), a gastroenterology anesthesia services provider in Colorado.  The purchase consideration, paid via cash, for the acquisition of the Company’s 51% interest was $7,888,919.  The preliminary estimate of the fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $15,468,469.

Hurricane Irma – September 2017

As a result of Hurricane Irma, our operations in Florida, especially those located in Cape Coral and Ft. Meyers, were impacted. We estimate that we would have serviced an additional 1,000 cases were it not for the hurricane; this would equate to approximately $420,000 of revenue.

West Florida Anesthesia Associates, LLC (“WFAA”) – August 2017

On August 1, 2017, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire a 55% interest in West Florida Anesthesia Associates, LLC (“WFAA”), a gastroenterology anesthesia services provider in Ft Meyers, Florida.  The purchase consideration, paid via cash, for the acquisition of the Company’s 55% interest was $5,840,000.  The preliminary estimate of the fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $10,618,182.

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CMS 2018 Medicare Physician Fee Schedule Proposed Rule – July 2017

The CMS 2018 Medicare Physician Fee Schedule Proposed Rule was announced on July 13, 2017 and updates payment policies, payment rates, and other provisions for services furnished under the Medicare Physician Fee Schedule on or after January 1, 2018.

The Proposed Rule changes the billing structure for CRH’s primary billing code for anesthesia provided in conjunction with a lower endoscopy by eliminating the existing billing code and replacing it with two new billing codes. The new billing codes will have the net effect of decreasing the amount CRH will likely bill and collect for anesthesia services provided in conjunction with a lower endoscopy. At this point, the Company expects that the new billing codes will be adopted by all commercial and federal payors effective January 1, 2018.

When announced, the Company analyzed the impact of the new codes on its business and determined that if the new codes were implemented as proposed, anesthesia revenue would decrease by approximately 8.5% and total revenue would decrease by approximately 7.5%. In addition, our total adjusted operating EBITDA1  would decrease by approximately 13.5%. We believe that this would decrease our total adjusted operating EBITDA1 margin from 53% to approximately 47%.

As a result of this potential decrease in revenues and adjusted operating EBITDA1, the Company has reviewed the exclusive professional services agreements for impairment triggers, and performed impairment testing accordingly on certain agreements; no impairment was identified as of September 30, 2017. The value of the company’s exclusive professional services agreements are sensitive to assumptions underlying revenue growth. Future declines in revenue may require additional impairment analysis.

Scotia Facility – June 2017

On June 26, 2017, the Company amended the Scotia Facility to provide financing of up to $100,000,000 via a revolving and term facility. The amended facility has a maturity date of June 26, 2020. In conjunction with this amendment, the Company incurred fees of $501,565. As at September 30, 2017, the Company had drawn $64,200,000 on the amended facility (2016 - $29,000,000).

Crown Extinguishment – June 2017

In conjunction with an increase to the Scotia Facility, the Company repaid in full the principal owing on the Crown Note of CAD$22,500,000 ($17,043,750), with related interest, prepayment penalties and other extinguishment costs of CAD$1,568,384 ($1,188,051). As a result of the extinguishment of the Crown Note, the Company recorded finance expense of $1,789,882 during the quarter ended June 30, 2017.

Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”) – March 2017

In March 2017, a subsidiary of the Company entered into a membership interest purchase agreement to acquire a 60% interest in Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”), a gastroenterology anesthesia services provider in Kissimmee, Florida. The purchase consideration, paid via cash, for the acquisition of the Company’s 60% interest was $3,401,819. The preliminary estimate of the fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $5,669,698.

1 Adjusted operating EBITDA: This is a non-IFRS measure defined as operating income before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

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Puget Sound Gastroenterology – March 2017

In March 2017, the Company entered into an exclusive agreement to develop and manage a monitored anesthesia care program with Puget Sound Gastroenterology, located in Washington State. Under the terms of the agreement, CRH has the option to acquire a 51% interest in the newly created anesthesia business at a future date, but no sooner than 12 months from March 2017 and up to June 30, 2019. Until such time as the option to purchase is exercised, the Company will not recognize any material revenue or expense from this transaction.

DDAB, LLC (“DDAB”) – February 2017

In February 2017, a subsidiary of the Company entered into a membership purchase interest purchase agreement to acquire a 51% interest in DDAB, LLC (“DDAB”), a gastroenterology anesthesia services provider in Decatur, Georgia. The purchase consideration, paid via cash, for the acquisition of the Company’s 51% interest was $4,089,791 plus contingent consideration of $1,183,779, which was paid in the third quarter of 2017. The preliminary estimate of the fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $10,340,333.

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NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Adjusted operating EBITDA and Adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines Adjusted operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses Adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines Adjusted operating expenses as operating expenses before expenses related to acquisitions, stock based compensation, depreciation, amortization and asset impairment charges. Adjusted operating expenses is presented on a basis consistent with the Company’s internal management reports. The Company discloses Adjusted operating expenses to capture the non-operational expenses of the business before the impact of items not considered by management to impact operating decisions. The Company also discloses Adjusted operating expenses by segment.

Adjusted operating EBITDA and Adjusted operating expenses do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

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SELECTED FINANCIAL INFORMATION – IFRS and NON-IFRS MEASURES

	Q3 2017	YTD 2017	Q3 2016	YTD 2016

Anesthesia services revenue	$20,480,288	59,510,491	$19,446,645	$44,813,732
Product sales revenue	2,864,742	8,428,735	2,661,492	7,718,797
Total revenue	23,345,030	67,939,226	22,108,137	52,532,529

Adjusted operating expenses[1]
Anesthesia services	10,362,959	29,671,929	8,794,079	20,275,129
Product sales	1,094,305	3,273,259	974,257	2,976,377
Corporate	993,672	2,822,097	684,464	2,291,288
Total Adjusted operating expenses[1]	$12,450,936	35,767,285	$10,452,800	$25,542,794

Adjusted operating EBITDA[2] – non-controlling interest[3]	3,118,745	9,325,151	2,533,055	4,900,000
Adjusted operating EBITDA[2] - shareholders of the Company	7,775,349	22,846,790	9,122,282	22,089,735
Adjusted operating EBITDA[2] - total	$10,894,094	32,171,941	$11,655,337	$26,989,735

Adjusted Operating EBITDA[2] per share attributable to shareholders:
Basic	$0.105	0.310	$0.127	$0.309
Diluted	$0.103	0.302	$0.123	$0.298

[1]	Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
[2]	Adjusted operating EBITDA: This is a non-IFRS measure defined as operating income before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
[3]	Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

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RESULTS OF OPERATIONS – three and nine months ended September 30, 2017

Except where otherwise indicated, all financial information discussed below is 100% of the consolidated results of the Company and includes both the Company’s interest in subsidiaries, as well as the interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

Revenue

Revenues for the quarter ended September 30, 2017 were $23,345,030 compared to $22,108,137 for the quarter ended September 30, 2016. The increase is mainly attributable to revenue contributions from the anesthesia businesses acquired by the Company in February and March of 2017, along with recent acquisitions in the third quarter of 2017. Revenues for the nine months ended September 30, 2017 were $67,939,226, an increase of $15,406,697 when compared to the nine months ended September 30, 2016.

Revenues from anesthesia services for the quarter ended September 30, 2017 were $20,480,288 compared to $19,446,645 for the third quarter of 2016. The increase was primarily due to the Company’s anesthesia acquisitions throughout 2017; however, there were a number of factors which impacted the change between the third quarter of 2017 and the third quarter of 2016. The increase in revenue from the prior period is reflective of the following:

•	growth through acquisitions contributed $2.7 million of the increase when comparing the two periods;

•	despite growth in the number of cases serviced compared to 2016, a change in our payor mix and rates within our commercial payors contributed a decrease in revenue of $1.8 million when compared to revenues from 2016. Again, this is largely isolated within our GAA location. Excluding the impact of this change in payor mix in GAA, organic volume growth would have contributed approximately $0.1 million;

•	a positive adjustment as a result of changes in revenue estimates relating to prior periods of $0.1 million, when compared to the third quarter of 2016; and

•	revenue growth from our exclusive agreement to develop and manage a monitored anesthesia care program with Puget Sound Gastroenterology of approximately $0.2 million (see recent events).

Anesthesia revenues for the nine months ended September 30, 2017 were $59,510,491 compared to $44,813,732 for the nine months ended September 30, 2016. The increase in revenue from the prior period is reflective of the following:

•	increased revenue from acquisitions, both those completed mid-2016 and in 2017, of $18.1 million;

•	despite growth in the number of cases serviced compared to 2016, a change in our payor mix and rates within our commercial payors contributed a decrease in revenue of $3.9 million when compared to revenues from 2016. Again, this is largely isolated within our GAA location. Excluding the impact of this change in payor mix in GAA, organic volume growth would have contributed approximately $1.5 million;

•	a positive adjustment as a result of changes in revenue estimates relating to prior periods of $0.1 million, when compared to the 2016 year to date period; and

•	revenue growth from our exclusive agreement with Puget Sound Gastroenterology of approximately $0.4 million (see recent events).

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During the three and nine months ended September 30, 2017, there were the following factors that impacted revenue which also impacted operating income and adjusted operating EBITDA when compared to both the previous year and previous quarter:

•	Revenue is affected by changes in the percentage of patient cases covered by commercial insurance versus federal insurance and commercial payor mix changes that result from the annual process that insured individuals and companies go through when renewing their health insurance policies. Changes in payor mix could have a positive or negative impact on revenues. The commercial payor mix changes described above primarily relate to one payor at GAA. Any future payor mix changes related to this payor are expected to not be material; and

•	Estimates are required in the determination of anesthesia services revenue. Each quarter we review our estimated revenue assumptions and make changes in estimates as required based on actual revenue collected. In the third quarter of 2017, we had a small negative adjustment of $100,000 related to changes in revenue estimates; this relatively small adjustment is reflective of the Company’s stable platform of entities and our growing experience in estimating revenue rates per unit. In the nine months ended September 30, 2017, we experienced a positive revenue adjustment in relation to our revenue estimates of approximately $0.8 million. This largely results from estimates adjusted in the first quarter of this year. Adjustments to our anesthesia revenues impact not only revenue, but also operating income and adjusted operating EBITDA.

In the quarter ended September 30, 2017, the anesthesia services segment serviced 49,113 patient cases compared to 42,203 patient cases during the quarter ended September 30, 2016. Year to date patient cases total 137,664 compared to 95,979 cases in the nine months ended September 30, 2016.

The tables below summarizes our approximate payor mix as a percentage of all patient cases for the three and nine months ended September 30, 2017 and 2016.

	Three months ended			Nine months ended
Payor	September 30, 2017	September 30, 2016	Change	September 30, 2017	September 30, 2016	Change
Federal	38.6%	35.3%	9.3%	38.3%	38.8%	(1.3%)
Commercial	61.4%	64.7%	(5.1%)	61.7%	61.2%	0.8%
Total	100.0%	100.0%		100.0%	100.0%

The payor mix for the three and nine months ended September 30, 2017 includes acquisitions completed during 2017 and as a result is not directly comparable to the three and nine months ended September 30, 2016. As we acquire anesthesia providers, these providers may have different payor mix profiles and impact our overall payor mix above.

Due to the inherent nature of commercial health insurance plans and patient deductibles, the anesthesia business is impacted by the seasonality of patient cases, with patient cases highest in the last quarter of the year.

The Company expects revenue from anesthesia services to continue to increase through organic growth in patient cases and deployment of available capital for future acquisitions. After considering the expected decrease in revenues as a result of the CMS proposed rule beginning January 1, 2018, the Company expects annual anesthesia services revenue to continue to increase primarily through acquisitions and through organic growth of previously acquired businesses as the U.S. government continues to encourage colonoscopy as a means of improving healthcare for its citizens, as well as reducing overall cost via early diagnosis and treatment of colon cancer. Seasonality is driven by both patient cases and seasonal payor mix. As a result, revenue per patient will fluctuate quarterly.

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Revenues from product sales for the quarter ended September 30, 2017 were $2,864,742 compared to $2,661,492 for the third quarter of 2016. The increase in product sales is the result of the continuing successful execution of the Company’s direct to physician program that allows physicians to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. Revenues from product sales for the nine months ended September 30, 2017 were $8,428,735 compared to $7,718,797 for the nine months ended September 30, 2016. As of September 30, 2017, the Company has trained 2,620 physicians to use the O’Regan System, representing 1,011 clinical practices. This compares to 2,355 physicians trained, representing 902 clinical practices, as of September 30, 2016.

In the future, the Company expects revenue from product sales to continue to increase, as it has historically, as we expand our physician network and increase physician use of our technology.

Total adjusted operating expenses

For the three months ended September 30, 2017, total adjusted operating expenses were $12,450,936 compared to $10,452,800 for the quarter ended September 30, 2016. For the nine months ended September 30, 2017, total adjusted operating expenses were $35,767,285 compared to $25,542,794 for the nine months ended September 30, 2016. Increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business. Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.

Anesthesia services adjusted operating expenses for the quarter ended September 30, 2017 were $10,362,959, compared to $8,794,079 for the three months ended September 30, 2016. Anesthesia services adjusted operating expenses primarily include labor related costs for Certified Registered Nurse Anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses. The Company’s first anesthesia acquisition was in the fourth quarter of 2014, with fourteen further acquisitions completed in 2015, 2016 and in the nine months ended September 30, 2017. As a result, the third quarter of 2017 is not directly comparable to 2016, with the majority of the increase relating to operating expenses for acquired companies and as a result of infrastructure investments made by the Company throughout 2017. As the Company works toward its acquisition strategy, it has invested in resources and infrastructure to support its initiatives. The investment in resource and infrastructure contributed approximately $300,000 in anesthesia adjusted operating expenses in the quarter. Though quarterly revenue may fluctuate significantly, quarterly adjusted operating expenses which are primarily employee related costs, due to their fixed nature, are not expected to fluctuate materially. These expenses are primarily impacted by the Company’s acquisition strategy. Anesthesia services adjusted operating expenses for the nine months ended September 30, 2017 were $29,671,929 compared to $20,275,129 for the nine months ended September 30, 2016. Similar to the third quarter of 2017, the first nine months of 2017 is not comparable to the first nine months of 2016 due to the timing of acquisitions. Investments in infrastructure and resources contributed approximately $1.1 million to anesthesia services adjusted operating expenses in the year to date period.

Product sales adjusted operating expenses for the quarter ended September 30, 2017 were $1,094,305 compared to $974,257 for the quarter ended September 30, 2016. The increase in product sales adjusted operating expenses compared to 2016 is a reflection of higher employee related costs as a result of increased sales activity as well as an increase in professional fees related to continuing efforts to distribute our product in China. Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities aimed at increasing demand for training and use of the CRH O’Regan System. Product sales adjusted operating expenses for the nine months ended September 30, 2017 were $3,273,259 compared to $2,976,377 for the nine months ended September 30, 2016.

12

Corporate adjusted operating expenses for the quarter ended September 30, 2017 were $993,672 compared to $684,464 for the quarter ended September 30, 2016. The increase in corporate adjusted operating expense is a reflection of higher professional fees and employee related costs, and, in general, is reflective of the increasing complexity of our business which is also increasing our compliance costs. Corporate adjusted operating expenses for the nine months ended September 30, 2017 were $2,822,097 compared to $2,291,288 for the nine months ended September 30, 2016.

Operating Income

Operating income for the quarter ended September 30, 2017 was $3,651,642 compared to $6,594,533 for the same period in 2016. Contributing to the decrease in operating income for the quarter is a decrease in total adjusted operating EBITDA of $761,243 in combination with incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2016 and 2017 of $1,184,413, an increase in stock based compensation expense of $669,598 and an increase in acquisition expenses of $335,272. Fluctuations in revenue will not necessarily result in correlating fluctuations in operating expenses due to the fixed nature of these costs.

Operating income for the nine months ended September 30, 2017 was $12,335,329 compared to $15,581,691 for the nine months ended September 30, 2016. Contributing to the decrease in operating income for the nine months is an increase in total adjusted operating EBITDA of $5,182,206 less incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2016 and 2017 of $6,442,391, an increase in stock based compensation expense of $1,803,885 and an increase in acquisition expenses of $201,928.

Anesthesia operating income for the quarter ended September 30, 2017 was $3,762,432, a decrease of $2,116,879 from the same period in 2016. This decrease is primarily reflective of the incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2016 and 2017 and the decline in operating EBITDA in the quarter. Anesthesia operating income for the nine months ended September 30, 2017 was $12,350,751 compared to $13,969,503 for the nine months ended September 30, 2016.

Product operating income for the quarter ended September 30, 2017 was $1,665,510, an increase of $83,096 from the same period in 2016. The increase is primarily a result of the increased revenue in the quarter ended September 30, 2017, offset by increases in employee related expenses and professional fees. Product operating income for the nine months ended September 30, 2017 was $4,838,896 compared to $4,439,190 for the nine months ended September 30, 2016.

13

Adjusted operating EBITDA

Adjusted operating EBITDA attributable to shareholders of the Company for the quarter ended September 30, 2017 was $7,775,349, a decrease of $1,346,933 from the quarter ended September 30, 2016. The decrease in adjusted operating EBITDA attributable to shareholders is primarily a reflection of the negative revenue rate and payor mix variances recorded in the quarter in respect of the Company’s anesthesia providers acquired prior to 2016. Adjusted operating EBITDA attributable to shareholders of the Company for the nine months ended September 30, 2017 was $22,846,790, an increase of $757,054 from the same period in 2016.

Adjusted operating EBITDA attributable to non-controlling interest was $3,118,745 for the quarter ended September 30, 2017. This comprises the non-controlling interests’ share of revenues of $5,203,954 and adjusted operating expenses of $2,085,209. Adjusted operating EBITDA attributable to non-controlling interest was $9,325,151 for the nine months ended September 30, 2017. This comprises the non-controlling interests’ share of revenues of $16,032,296 and adjusted operating expenses of $6,707,145.

Total adjusted operating EBITDA was $10,894,094 for the quarter ended September 30, 2017, a decrease of $761,243 from the same period in 2016. Total adjusted operating EBITDA was $32,171,941 for the nine months ended September 30, 2017, an increase of $5,182,206 from the same period in 2016.

Net finance (income) / expense

As a result of the Company’s debt facilities, the Company has recorded a net finance recovery of $399,566 for the quarter ended September 30, 2017, compared to finance expense of $1,381,487 for the quarter ended September 30, 2016. The Company recorded net finance expense of $4,417,597 for the nine months ended September 30, 2017, compared to net finance expense of $3,247,869 for the nine months ended September 30, 2016. Net finance expense is comprised of both interest and other debt related expenses, including fair value adjustments, as well as foreign exchange gains and losses on the Crown debt which is denominated in Canadian dollars and the related cross currency swap the Company entered into on the Crown debt on January 21, 2016. The cross currency swap locked in the repayment of the Crown debt principal and interest at a Canadian dollar to U.S. dollar rate of 1.448. On June 26, 2017, the Company paid off and extinguished its Crown debt and settled the related cross currency swap. As a result of the extinguishment of the Crown debt and the amendment of the Scotia facility, the Company recorded finance expense of $2,044,867 during the nine months ended September 30, 2017.

Cash interest paid in the quarter ended September 30, 2017 was $270,528 compared to $1,057,726 in the quarter ended September 30, 2016. Cash interest paid in the nine months ended September 30, 2017 was $1,973,285, compared to cash interest of $2,426,529. Additionally, the Company paid prepayment penalties and other cash extinguishment costs of $700,553; these costs are related to the extinguishment of the Crown debt in the second quarter of 2017. At September 30, 2017, the Company owed $64.2 million under the amended Scotia Facility as compared to $36.5 million owed at September 30, 2016. The Company anticipates that, in future, cash interest will be less than costs incurred historically due to the extinguishment of the Crown debt and due to the new credit facility.

The Company did not record any exchange gains or losses within finance income during the quarter as the Company did not hold any Canadian denominated debt in the period. In the quarter ended September 30, 2016, the Company recorded an exchange gain of $23,655 in relation to the Crown note and the cross currency swap. Finance expense, excluding fair value adjustments and exchange gains was $459,062, compared to $1,367,278 for the quarter ended September 30, 2016. The fair value adjustment recorded in the quarter (recovery of $858,628) resulted from changes in estimates underlying the Company’s earn-out obligation.

14

In the nine months ended September 30, 2017, after excluding the impact of foreign exchange and the finance expense recorded as a result of extinguishing the Crown debt and modifying the Scotia facility, finance expense was $2,284,686 compared to finance expense of $4,274,298 recorded in the same period in 2016. Finance expense, excluding fair value adjustments, the impact of foreign exchange and extinguishment losses, was $3,099,211, compared to $3,932,573 for the nine months ended September 30, 2016.

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Finance income:
Foreign exchange (gain)	$-	$(23,655)	$-	$(1,026,429)
Net change in fair value of financial liabilities at fair value through earnings	(858,628)		(814,565)
Total finance income	$(858,628)	$(23,655)	$(814,565)	$(1,026,429)

Finance expense:
Interest and accretion expense on borrowings	$270,528	$1,131,089	$2,419,296	$2,948,811
Accretion expense on earn-out obligation and deferred consideration	146,737	146,916	462,241	416,348
Amortization of deferred financing fees	41,797	74,273	192,202	540,199
Net change in fair value of financial liabilities at fair value through earnings	-	37,864	-	341,725
Foreign exchange loss	-	-	88,084	-
Extinguishment of notes payable and bank indebtedness	-	-	2,044,867	-
Other	-	15,000	25,472	27,215
Total finance expense	$459,062	$1,405,142	$5,232,162	$4,274,298
Net finance expense	$(399,566)	$1,381,487	$4,417,597	$3,247,869

Income tax expense

For the quarter ended September 30, 2017, the Company recorded an income tax recovery of $603,319 compared to income tax expense of $187,525 for the quarter ended September 30, 2016. Income tax expense relates only to income attributable to the Company’s shareholders. The Company recorded an income tax expense of $547,852 in the nine months ended September 30, 2017 compared to $2,611,676 recorded in the nine months ended September 30, 2016. Throughout 2016, the effective tax rate in respect of this income was 28%. We expect our tax rate to fluctuate quarterly due to the impact of seasonality in our business.

15

Net and comprehensive income

For the quarter ended September 30, 2017, the Company recorded net and comprehensive income attributable to shareholders of the Company of $2,228,486 compared to net and comprehensive income attributable to shareholders of $2,869,515 for the quarter ended September 30, 2016. The decrease quarter over quarter is largely a reflection of the decreased operating income in the quarter, offset by a decrease in finance costs as compared to the third quarter of 2016. Finance expense is 100% allocable to shareholders.

For the nine months ended September 30, 2017, the Company recorded net and comprehensive income attributable to shareholders of the Company of $3,276,711 compared to $7,094,285 for the same period in 2016. The decrease period over period is largely a reflection of increased finance as well as a decline in operating income. In the nine months ended September 30, 2017, the Company’s net finance expense was $4,417,591 compared to net finance expense of $3,247,869 in the nine months ended September 30, 2016.

Net and comprehensive income attributable to non-controlling interest was $1,219,403 for the quarter ended September 30, 2017. This is a decrease of $936,603 from the third quarter of 2016 and reflects the business model adopted by CRH whereby recent acquisitions, though controlled by CRH, attribute a portion of income earned to non-controlling interests. Net and comprehensive income attributable to non-controlling interests was $4,093,169 for the nine months ended September 30, 2017, an increase of $1,465,308 from the same period in 2016.

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SUMMARY OF QUARTERLY RESULTS (Unaudited)

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2016.

Seasonality impacts quarterly anesthesia and product revenues. With our expenses primarily fixed, adjusted operating EBITDA margins will fluctuate quarterly with operating EBITDA margins being greater during the fourth quarter of each year and operating EBITDA margins being less during the first quarter of each year. Seasonality also impacts net income as net income will fluctuate with fluctuations in adjusted operating EBITDA.

(in 000’s of US$, except EPS)	Q3 ‘17	Q2 ‘17	Q1 ‘17	Q4 ‘16	Q3 ‘16	Q2 ‘16	Q1 ‘16	Q4 ‘15
Anesthesia services revenue	20,480	19,268	19,763	23,008	19,447	13,930	11,437	11,330
Product sales revenue	2,865	2,788	2,776	2,814	2,661	2,657	2,400	2,608
Total revenue	23,345	22,055	22,539	25,822	22,108	16,587	13,837	13,938
Total operating expense	19,693	18,317	17,593	16,649	15,514	11,546	9,891	9,265
Adjusted operating expenses[1]
Anesthesia services[1]	10,363	9,840	9,469	9,492	8,794	6,158	5,323	5,061
Product sales[1]	1,094	1,142	1,037	1,083	974	1,004	998	950
Corporate[1]	994	844	985	746	685	853	754	664
Total adjusted operating expenses[1]	12,451	11,825	11,491	11,321	10,453	8,015	7,075	6,675
Operating income	3,652	3,738	4,946	9,173	6,595	5,041	3,946	4,673
Adjusted operating EBITDA[2] - non-controlling interest[4]	3,119	2,878	3,329	4,219	2,533	1,518	848	465
Adjusted operating EBITDA[2] - shareholders of the Company	7,775	7,352	7,719	10,281	9,122	7,054	5,914	6,797
Adjusted operating EBITDA[2] - total	10,894	10,230	11,048	14,500	11,655	8,572	6,762	7,264
Net finance (income) expense	(400)	3,571	1,246	1,175	1,381	2,156	(289)	5,914
Income tax expense (recovery)[3]	603	(453)	397	1,643	188	1,219	1,204	(1,541)
Net income	3,448	620	3,302	6,354	5,026	1,666	3,031	299
Attributable to:
Shareholders of the Company	2,228	(494)	1,542	3,470	2,870	1,269	2,956	154
Non-controlling interest[4]	1,219	1,114	1,760	2,884	2,156	397	75	145

Adjusted Operating EBITDA[2] per share attributable to shareholders
Basic	0.105	0.099	0.106	0.142	0.127	0.099	0.083	0.096
Diluted	0.103	0.097	0.102	0.138	0.123	0.095	0.080	0.092
Earnings (loss) per share attributable to shareholders
Basic	0.030	(0.007)	0.021	0.048	0.040	0.018	0.041	0.002
Diluted	0.030	(0.007)	0.020	0.047	0.039	0.017	0.040	0.002

1 Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

2 Adjusted operating EBITDA: This is a non-IFRS measure defined as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related corporate expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.

3 Income tax expense for the three months ended September 30, 2016 includes an immaterial adjustment related to the prior quarters in 2016 associated with the non-controlling interests’ share of income tax expense.

4 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

17

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2017, the Company had $10,361,977 in cash and cash equivalents compared to $9,507,004 at the end of 2016. The increase in cash and equivalents is primarily a reflection of cash generated from operations and debt financing activities, less cash used to finance acquisitions during the first nine months of 2017, less repayment of debt in the period.

Working capital was $13,083,449 compared to working capital of $9,657,303 at December 31, 2016.    The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable and deferred consideration through cash earned through operating activities. The average number of days receivables outstanding at September 30, 2017 was 39 days. At December 31, 2016, the average number of days receivables outstanding was 34 days.

The Company has financed its operations primarily from revenues generated from product sales and anesthesia services and through equity and debt financings and a revolving credit facility. As of September 30, 2017, the Company has raised approximately $51 million from the sale and issuance of equity securities. The Company also obtained debt financing of $52 million via senior and subordinated credit facilities with Crown, Bloom Burton and Knight in 2014 and entered into a revolving credit facility with the Bank of Nova Scotia for $33 million in 2015, which was subsequently increased to $55 million in 2016. Most recently, the Company amended its debt facility with the Bank of Nova Scotia, increasing its facility to $100 million on June 26, 2017. As at September 30, 2017, the Company owed $64.2 million under the facility.

The Company’s credit facilities are described as follows:

Crown Capital Fund III Management Inc. (“Crown Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Crown Capital Fund III Management Inc. At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000). The note bore interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company’s obligations under its senior credit agreement (see Scotia Facility). Interest on the note was payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018. In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note. The Crown note was subordinate to the Scotia Facility. The note was classified as an other financial liability and recorded at amortized cost.

In conjunction with an increase to the Scotia Facility, noted below, the Company repaid in full the principal owing on the Crown Note of CAD$22,500,000 ($17,043,750), with related interest, prepayment penalties and other extinguishment costs of CAD$1,568,384 ($1,188,051). As a result of the extinguishment of the Crown Note, the Company recorded finance expense of $1,789,882 representing the difference between the carrying value of the loan at extinguishment and the consideration transferred to extinguish its financial obligations under the Crown Note.

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The Bank of Nova Scotia (“Scotia Facility”)

On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia. The facility, which had a maturity date of April 30, 2018, provided financing of up to $55,000,000, after amendment on June 15, 2016. In conjunction with the 2016 amendment, the Company paid $390,400 in fees to the Bank of Nova Scotia and legal counsel.

On June 26, 2017, the Company amended the Scotia Facility to provide financing of up to $100,000,000 via a revolving and term facility. The amended facility has a maturity date of June 26, 2020. In conjunction with this amendment, the Company incurred fees of $501,565. As at September 30, 2017, the Company had drawn $64,200,000 on the amended facility (2016 - $29,000,000). The amendment was determined to be a substantial modification and the Company extinguished the previous Scotia facility and wrote off deferred financing costs related to the previous facility of $173,511. The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning September 30, 2017 based on the initial principal issued under the term facility. The facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers’ acceptance rates plus an applicable margin. At September 30, 2017, interest on the facility is calculated at LIBOR plus 2.50% on the revolving portion of the facility and LIBOR plus 2.0% on the term portion of the facility. The Facility is secured by the assets of the Company. The Company is required to maintain the following financial covenants in respect of the Facility:

Financial Covenant	Required Ratio
Total funded debt ratio	2.75:1.00
Fixed charge coverage ratio	1.15:1.00

The Company is in compliance with all covenants at September 30, 2017.

Cash provided by operating activities for the quarter ended September 30, 2017 was $10,105,062 compared to $11,210,965 for the same period in fiscal 2016. Cash provided by operating activities for the nine months ended September 30, 2017 was $27,846,640 compared to $22,352,851 in the same period in fiscal 2016.

The Company’s near-term cash requirements relate primarily to interest payments, quarterly principal payments in respect of the Scotia Facility, annual payments in respect of the deferred consideration in relation to the Austin acquisition, operations, working capital and general corporate purposes, including further acquisitions. Based on the current business plan, the Company believes cash and cash equivalents and the availability of its revolving credit facility will be sufficient to fund the Company’s operating, debt repayment and capital requirements for at least the next 12 months. The Company updates its forecasts on a regular basis and will consider additional financing sources as appropriate.

There were no significant changes in the Company’s contractual commitments compared with those set forth in the Company’s 2016 Management Discussion and Analysis, available on SEDAR at www.sedar.com, except as noted below:

•	As a result of the amendment of the Scotia Facility on June 26, 2017, the Company’s quarterly principal payments are $625,000.

19

OUTSTANDING SHARE CAPITAL

As at September 30, 2017, there were 74,127,238 common shares issued and outstanding for a total of $54,297,467 in share capital.

As at September 30, 2017, there were 1,413,437 options outstanding at a weighted-average exercise price of $0.53 per share, of which 1,256,252 were exercisable into common shares at a weighted-average exercise price of $0.53 per share. As at September 30, 2017, there were 2,260,000 share units issued and outstanding.

As at November 1, 2017 there were 74,127,238 common shares issued and outstanding for a total of $54,297,467 in share capital. There are 1,413,437 options outstanding at a weighted-average exercise price of $0.52 per share, of which 1,328,127 are exercisable into common shares at a weighted average price of $0.52 per share. As at November 1, 2017, there are 2,260,000 share units issued and outstanding.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

PROPOSED TRANSACTIONS

As at September 30, 2017, the Board of Directors had not committed to proceed with any proposed asset or business acquisitions or dispositions that are not disclosed herein.

TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its wholly owned subsidiaries and entities over which the Company has control have been eliminated on consolidation. There have been no changes to the Company’s identification of related parties, as defined under IAS 24, Related Party Disclosures.

For the three and nine months ended September 30, 2017, the Company had related party transactions with key management personnel pertaining to the ordinary course of their employment or directorship arrangements. In addition, the Company made product sales to companies owned or controlled by one of the Company’s Directors.

20

DISCLOSURE CONTROLS AND PROCEDURES (DCP) AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. The Company’s controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (2013)).

During the third quarter of 2017, there were no significant changes in the Company’s internal controls over financial reporting that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.

As permitted by National Instrument 52-109, the evaluation of the design of disclosure controls and procedures and internal controls over financial reporting does not include controls, policies and procedures covering the Company’s acquisitions completed in the first quarter and third quarter of 2017. Prior to its acquisition by the Company, DDAB, OGAA, WFAA, CCAA, RSA and ASA were privately held companies. Revenues totaling $2,652,762 and net earnings before tax of $286,734 from these acquisitions were included in our consolidated interim financial statements for the quarter ended September 30, 2017.

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CRITICAL ACCOUNTING ESTIMATES

There were no significant changes to the Company’s critical accounting estimates during the quarter ended September 30, 2017, except as relating to the Company’s payment in respect of the DDAB contingent consideration. Refer to note 4 within the Company’s interim financial statements for the period ended September 30, 2017 and 2016.

CRH’s critical accounting estimates are described in its MD&A for the year ended December 31, 2016, filed under the Company’s profile on www.sedar.com.

FUTURE CHANGES IN ACCOUNTING POLICIES

All accounting standards effective for periods beginning on or after January 1, 2017 have been adopted by the Company. New accounting pronouncements issued but not yet effective are described in note 3 to the annual consolidated financial statements for the year ended December 31, 2016. Management is in the process of evaluating the impact of IFRS 15, Revenue from Contracts with Customers and IFRS 16, Leases, on the Company and has not yet determined the impact.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, trade and other payables, employee benefit obligations, short term advances, loans, notes payable, deferred consideration, contingent consideration and the Company’s earn-out obligation. The fair values of these financial instruments, except the derivative asset, notes payable balances, deferred consideration, and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation and derivative asset are classified as financial instruments recorded at fair value through earnings. The fair value of the Scotia Facility approximates carrying value as it is a floating rate instrument. The carrying value of the deferred consideration approximates fair value as the discount rate used is reflective of the underlying credit risk of the Company.

Cash and cash equivalents and trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, employee benefit obligations and short term advances are classified as other financial liabilities, which are measured at amortized cost. Notes payable balances and deferred consideration are also measured at amortized cost. The Company’s derivative asset, contingent consideration and earn-out obligation are measured at fair value.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk. There have been no significant changes to those risks impacting the Company since December 31, 2016, nor has there been a significant change in the composition of its financial instruments since December 31, 2016.

LEGAL PROCEEDINGS

The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters. These obligations include, but are not limited to contracts entered into with physicians where the Company agrees, under certain circumstances, to indemnify a third party, against losses arising from matters including but not limited to medical malpractice and product liability. The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to final outcome of these potential claims

22

NON-IFRS MEASUREMENTS

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed consolidated interim financial statements and accompanying notes for the condensed consolidated interim financial statements for the three and nine months ended September 30, 2017 and the consolidated financial statements and accompanying notes to the financial statements for the year ended December 31, 2016.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines adjusted operating expenses as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

23

Adjusted operating EBITDA

For the three months ended	2017			2016				2015
(USD in thousands)	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep
Adjusted operating EBITDA attributable to:
Shareholders of the Company	7,775	7,352	7,719	10,281	9,122	7,054	5,914	6,797	5,758
Non-controlling interest	3,119	2,878	3,328	4,219	2,533	1,518	848	465	142
Total adjusted operating EBITDA	10,894	10,230	11,047	14,500	11,655	8,572	6,762	7,263	5,900
Amortization expense	(5,897)	(5,603)	(5,059)	(4,715)	(4,711)	(2,925)	(2,475)	(2,188)	(1,745)
Depreciation and related expense	(22)	(20)	(13)	(30)	(31)	(30)	(15)	(18)	(17)
Stock based compensation	(968)	(781)	(906)	(525)	(297)	(290)	(264)	(261)	(1,001)
Acquisition expenses	(355)	(88)	(127)	(58)	(21)	(286)	(62)	(123)	(221)
Impairment of inventory	-	-	-	-	-	-	-	-	(241)
Impairment of intangible assets	-	-	-	-	-	-	-	-	(390)
Operating income	3,652	3,738	4,946	9,172	6,595	5,041	3,946	4,673	2,285
Net finance income (expense)	400	(3,571)	(1,246)	(1,175)	(1,381)	(2,156)	289	(5,914)	(1,013)
Income tax (expense) recovery	(604)	453	(397)	(1,643)	(188)	(1,219)	(1,205)	1,541	442
Net and comprehensive income (loss)	3,448	620	3,302	6,354	5,026	1,666	3,030	300	1,714

Adjusted operating expenses

For the three months ended	2017			2016				2015
(USD in thousands)	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep

Anesthesia services - adjusted operating expense	10,362	9,840	9,469	9,492	8,794	6,158	5,323	5,061	4,023
Amortization expense	5,897	5,603	5,056	4,715	4,711	2,925	2,475	2,188	1,745
Depreciation and related expense	2	3	2	1	3	2	2	4	3
Stock based compensation	100	106	149	120	38	27	17	12	13
Acquisition expenses	356	87	127	58	21	286	62	123	221
Impairment of intangible assets	-	-	-	-	-	-	-	-	390
Anesthesia services expense	16,718	15,639	14,803	14,386	13,567	9,398	7,879	7,389	6,395

Product sales - adjusted operating expense	1,094	1,142	1,037	1,083	974	1,004	998	950	888
Amortization expense	1	1	5	-	-	-	-	-	-
Depreciation and related expense	14	12	8	15	15	15	1	1	1
Stock based compensation	90	76	110	125	90	99	84	81	106
Impairment of inventory	-	-	-	-	-	-	-	-	241
Product sales expense	1,199	1,231	1,160	1,223	1,079	1,118	1,083	1,031	1,236

Corporate - adjusted operating expenses	994	844	985	746	684	853	754	664	798
Amortization expense	-	-	(4)	-	-	-	-	-	-
Depreciation and related expense	6	5	3	14	14	13	13	14	14
Stock based compensation	777	599	647	280	169	164	162	167	882
Acquisition expenses	-	-	-	-	-	-	-	-	-
Corporate expense	1,776	1,448	1,630	1,040	867	1,030	929	845	1,694

Total adjusted operating expense	12,451	11,825	11,491	11,321	10,453	8,015	7,075	6,675	5,709
Total operating expense	19,693	18,317	17,593	16,649	15,514	11,546	9,891	9,265	9,325

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